Exhibit 99.1

MakeMyTrip Limited Announces Proposed Public Offering for 4,500,000 Ordinary Shares.

New Delhi and New York, March 10, 2014: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s largest online travel company1, announced today that subject to market and other conditions, the Company is proposing to offer and sell up to 3,000,000 ordinary shares and certain selling shareholders are proposing to offer and sell up to 1,500,000 ordinary shares in an underwritten public offering. The selling shareholders and another shareholder have also granted the underwriters a 30-day option to purchase up to an additional 675,000 ordinary shares.

Citigroup, J.P. Morgan and Deutsche Bank Securities are acting as joint book running managers of the offering. The ordinary shares will be offered pursuant to a shelf registration statement on Form F-3 previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”). The Company will also file with the SEC a prospectus supplement with respect to the offering.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Copies of the prospectus supplement and accompanying prospectus may be obtained, when available, from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling 800-831-9146; or from J.P. Morgan, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by calling 866-803-9204; or from Deutsche Bank Securities, Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, by calling 800-503-4611 or by emailing prospectus.cpdg@db.com (calling these numbers is not toll-free outside the United States).

About MakeMyTrip Limited and MakeMyTrip.com:

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the EasyToBook.com Group. The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com, and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 11,400 hotels and guesthouses in India, more than 144,000 hotels outside India, Indian Railways and several major Indian and Singapore bus operators, as of December 31, 2013.

For more details, please contact:

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

(1)	Based on 2012 Gross Bookings (Source: PhoCusWright Inc.)

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward looking statements include, among other things, statements relating to the timing of the proposed offering, the number of ordinary shares that the Company and the selling shareholders may offer in the proposed offering and the number of ordinary shares that may be subject to the over-allotment option. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation, risks and uncertainties related to market conditions and satisfaction of customary closing conditions related to the public offering. There can be no assurance that the public offering will be completed. These and other factors are more fully discussed in the prospectus supplement for the offering to be filed with the SEC which will be available at http://www.sec.gov. Other than as required by law, the Company does not undertake to update these forward looking statements.